August 7, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Ji Shin

Re:	FireEye, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Definitive Proxy Statement on Schedule 14A Response Dated July 13, 2015 File No. 001-36067

Ladies and Gentlemen:

FireEye, Inc. (the “Company”) is submitting this letter and the following information in response to a letter, dated July 30, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed on March 2, 2015 (the “Form 10-K”), including Part III of the Form 10-K included in the definitive proxy statement filed on April 24, 2015.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation, page 25

1.	We note your response to prior comment 1 and that although you have agreed to publicly disclose non-GAAP EBITDA performance objectives to the extent they are used in the future, you have omitted from your publicly filed response letter the 2014 non-GAAP EBITDA corporate performance objective in reliance on Rule 83. Please be advised that we are still unclear how disclosure of the fiscal 2014 non-GAAP earnings target would cause you competitive harm after your actual fiscal 2014 financial results have been disclosed. Accordingly, we continue to believe the fiscal 2014 target should be publicly disclosed.

Securities and Exchange Commission

August 7, 2015

In response to the Staff’s comment, we supplementally advise the Staff that the target level for our 2014 non-GAAP earnings before interest, taxes, depreciation and amortization corporate performance objective was -$219 million.

*     *     *     *     *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 321-7745. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

FIREEYE, INC.

/s/ Alexa King

Alexa King

Senior Vice President, General Counsel and Secretary

cc:	David G. DeWalt, FireEye, Inc.

Frank Verdecanna, FireEye, Inc.

Steve Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.